UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  September, 2004

Commission File Number  000-29546

                              Adastra Minerals Inc.
                          ----------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE                                              [COMPANY LOGO OMITTED]


               Adastra Commences Legal Proceedings Against Endiama

Trading: TSE:AMZ and AIM:AAA

LONDON, U.K. (September 21, 2004) - Adastra Minerals Inc. ("Adastra") today announced that its wholly owned subsidiary IDAS Resources N.V. ("IDAS") is commencing legal proceedings in the United States against Empresa Nacional de Diamantes de Angola ("Endiama"), the state owned diamond company in Angola.

IDAS and Endiama signed agreements in August 2002 and December 2002 for diamond exploration and exploitation in the Luremo area of Angola. These agreements followed the receipt in October 2001 of the Council of Ministers' confirmation of two licences awarded to Endiama with licence rights to be exercised through a joint venture of Endiama and IDAS.

"Despite agreed detailed commercial terms and fully drafted documentation, we have been totally frustrated in our attempts to progress matters further and Endiama has made it clear that it has repudiated its contractual obligations. This has left IDAS with no choice but to seek legal redress. We have been advised that we have a very strong case," said Tim Read, President and Chief Executive Officer of Adastra.

Mr Read concluded, "This is a disappointing situation in respect of Adastra's rights; however it will not be allowed to divert the company from its principal focus of bringing the Kolwezi Tailings Project into production."

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange under the symbol "AAA". The company has several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

About Cuango River Diamond Project

The Cuango Basin has historically been one of the most prolific sources of diamonds in Angola. The Cuango floodplain licence is an irregular polygonal shaped area running along 50 kilometres of the river Cuango north to the border with the Democratic Republic of Congo. The licence is for exploration of both alluvial and primary diamond sources. The second smaller area, of about 300 sq km, runs along the southern border of the Cuango floodplain licence and is called the Camutue licence. This is a mining licence and covers areas of historic production.

~ Ends ~

                                                          [COMPANY LOGO OMITTED]

Contact us:

London
Tim Read                                   Justine Howarth / Cathy Malins
Chief Executive Officer                    Parkgreen Communications
T: +44 (0)20 7355 3552                     T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554                     F: +44 (0)20 7491 3936
E: london@adastramin.com                   E: justine.howarth@parkgreenmedia.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
   +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the commencement of litigation in respect of Adastra's diamond concessions in Angola and its plans for its Kolwezi Project in the Democratic Republic of Congo ("DRC"). These forward-looking statements are subject to a variety of risks uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving Adastra's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in Adastra's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                                  FORM 51-102F3
                             Material Change Report

Item 1.  Name and Address of Company

                  Adastra Minerals Inc. (the "Company")
                  Suite 950 - 1055 West Georgia Street
                  Vancouver, BC  V6E 3P3

Item 2.  Date of Material Change

                  September 21, 2004

Item 3.  News Release

                  The News Release dated September 21, 2004 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire (North American Disclosure).

                  A copy of the News Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  The Company announced that its wholly owned subsidiary IDAS Resources N.V. is commencing legal proceedings in the United States against Empresa Nacional de Diamantes de Angola, the state owned diamond company in Angola.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Executive Officer

                  Tim Read
                  President
                  44-207-355-3552

Item 9.  Date of Report

                  Dated at Vancouver, BC, this 21st day of September, 2004.

                                  SCHEDULE "A"

NEWS RELEASE                                              [COMPANY LOGO OMITTED]


               Adastra Commences Legal Proceedings Against Endiama

Trading: TSE:AMZ and AIM:AAA

LONDON, U.K. (September 21, 2004) - Adastra Minerals Inc. ("Adastra") today announced that its wholly owned subsidiary IDAS Resources N.V. ("IDAS") is commencing legal proceedings in the United States against Empresa Nacional de Diamantes de Angola ("Endiama"), the state owned diamond company in Angola.

IDAS and Endiama signed agreements in August 2002 and December 2002 for diamond exploration and exploitation in the Luremo area of Angola. These agreements followed the receipt in October 2001 of the Council of Ministers' confirmation of two licences awarded to Endiama with licence rights to be exercised through a joint venture of Endiama and IDAS.

"Despite agreed detailed commercial terms and fully drafted documentation, we have been totally frustrated in our attempts to progress matters further and Endiama has made it clear that it has repudiated its contractual obligations. This has left IDAS with no choice but to seek legal redress. We have been advised that we have a very strong case," said Tim Read, President and Chief Executive Officer of Adastra.

Mr Read concluded, "This is a disappointing situation in respect of Adastra's rights; however it will not be allowed to divert the company from its principal focus of bringing the Kolwezi Tailings Project into production."

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange under the symbol "AAA". The company has several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

About Cuango River Diamond Project

The Cuango Basin has historically been one of the most prolific sources of diamonds in Angola. The Cuango floodplain licence is an irregular polygonal shaped area running along 50 kilometres of the river Cuango north to the border with the Democratic Republic of Congo. The licence is for exploration of both alluvial and primary diamond sources. The second smaller area, of about 300 sq km, runs along the southern border of the Cuango floodplain licence and is called the Camutue licence. This is a mining licence and covers areas of historic production.

~ Ends ~

                                                          [COMPANY LOGO OMITTED]

Contact us:

London
Tim Read                                   Justine Howarth / Cathy Malins
Chief Executive Officer                    Parkgreen Communications
T: +44 (0)20 7355 3552                     T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554                     F: +44 (0)20 7491 3936
E: london@adastramin.com                   E: justine.howarth@parkgreenmedia.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
   +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the commencement of litigation in respect of Adastra's diamond concessions in Angola and its plans for its Kolwezi Project in the Democratic Republic of Congo ("DRC"). These forward-looking statements are subject to a variety of risks uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving Adastra's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in Adastra's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     ADASTRA MINERALS INC.
                                                     ---------------------------

                                                     (Registrant)


Date   September 21, 2004

                                            By:
                                                     /s/  Paul C. MacNeill
                                                     ---------------------------

                                                     Paul C. MacNeill
                                                     Director